Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

January 21, 2025

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Attention:	Howard Efron, Jennifer Monick, Ronald (Ron) E. Alper and Pam Howell

Re:	Silver Pegasus Acquisition Corp.
Draft Registration Statement on Form S-1 Submitted July 15, 2024
CIK No. 0002028735

Ladies and Gentlemen:

On behalf of our client, Silver Pegasus Acquisition Corp., a Cayman Islands limited liability company (“SPAC” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “DRS”) filed on July 15, 2024 contained in the Staff’s letter dated August 9, 2024 (the “Comment Letter”).

The Company has filed via EDGAR a Registration Statement on Form S-1 (the “S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the S-1.

Draft Registration Statement on Form S-1 submitted July 15, 2024

Cover Page

1. Please state the amount of the compensation received or to be received by your sponsor, its affiliates, and promoters. State whether this compensation may result in a material dilution of the purchasers’ equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the revised Cover Page of the S-1.

2. We note that your sponsor currently owns an aggregate of 4,312,500 Class B ordinary shares. Please revise to disclose the price paid for such securities. Please also revise to disclose the anti-dilution rights associated with the founders shares. State whether the securities issuances may result in a material dilution of the purchasers’ equity interests as required by Item 1602(a)(3) of Regulation S-K. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the revised Cover Page of the S-1.

3. In the paragraph where you disclose conflicts of interest, please provide a cross reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus, as required by Item 1602(a)(5) of Regulation S-K of the S-1.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the revised Cover Page of the S-1.

4. We note your disclosure that 100% of the units, including the overallotment may be sold to non-managing sponsor investors. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Please revise the summary to further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity. Additionally, please clarify all impacts of these sales on public investors and please tell us whether the limited number of public investors could impact the company’s listing eligibility. Please provide appropriate risk factor disclosure, including the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units. Lastly, please file the form of any agreements with the non-managing sponsor investors as exhibits.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the revised Cover Page and pages 24, 145 and 184. Please also see Risk Factors “Potential participation in this offering by our non-managing sponsor investors could reduce the public float for our securities” on page 77 and “Since our sponsor, officers and directors and any other holder of our founder shares, including any non-managing sponsor investors will lose their entire investment in us if our initial business combination is not completed (other than with respect to any public shares they may acquire during or after this offering), and because our sponsor, officers and directors and any other holder of our founder shares, including any non-managing sponsor investors, directly or indirectly may profit substantially from a business combination as a result of their ownership of founder shares even under circumstances where our public shareholders would experience losses in connection with their investment, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination, including in connection with the shareholder vote in respect thereto” on page 77.

The Company has removed the number of units for which it has received an indications of interest from non-managing sponsor investors because no expressions of interest have yet been communicated by the non-managing sponsor investors due to the changed terms of the offering and the passage of time. Even if it had received an indication of interest for 100% of the shares, the underwriters would not allocate all of the shares to the non-managing sponsor investors to ensure that the Company complied with minimum listing requirements.

The Company is not a party to any agreements between the non-managing sponsor investors and the sponsor.

5. Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and after taking into effect the transfers of membership interests in your sponsor to the independent directors, as you disclose on page 7 and elsewhere).

Response: The Company revised the disclosure in the S-1 to reflect the number of private placement units purchased in the offering by the sponsor and the percentage of ownership on the Cover Page and elsewhere throughout the S-1. See pages 3, 13, 23, 59, 76, 101, 144 and 150.

6. Where you discuss the non-managing sponsor investors’ expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non- managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the revised Cover Page of the S-1, and pages 24, 145 and 184.

7. When discussing the class B ordinary shares, please revise to clarify that the class B ordinary shares will have the right to vote on the appointment or removal of directors.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the revised Cover Page of the S-1.

8. Please revise the cross-reference relating to dilution to include all the sections of the prospectus for disclosures related to dilution. See Item 1602(a)(4) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see revised Cover Page of the S-1.

Prospectus Summary, page 1

9. Please disclose in tabular format the nature and amount of the compensation received or to be received by your sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by you to the sponsor, its affiliates, and promoters and the price paid or to be paid for such securities, and, outside of the table, the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(b)(6) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 3 of the S-1.

Management Team, page 3

10. When discussing Mr. Johnston’s involvement with KINS Technology, which is now CXApp Inc., please disclose the current market price and the level of redemptions.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see pages 8, 103, 130 and 136 of the S-1.

Initial Business Combination, page 5

11. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 11 of the S-1.

Additional Financing, page 8

12. Please disclose how the terms of additional financings, including forward purchase and backstop agreements mentioned elsewhere, may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 14 of the S-1.

Conflicts of Interest, page 30

13. Please add disclosure of the conflicts of interest relating to the fees, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of finder’s fees, advisory fees, consulting fees, or success fees for any services rendered for completion of the initial business combination, as referenced on page 30. Please also revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 7. See Item 1602(b)(7) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see pages 13, 35-36 and 107 of the S-1, and the Risk Factor on page 72, “Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.”

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering, page 71

14. Given the indications of interest from the non-managing sponsor investors to purchase 100% of this offering, please explain the statement that you “do not expect any purchase of units by the non-managing sponsor investors to negatively impact [y]our ability to meet Nasdaq listing eligibility requirements.”

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see the Cover Page and pages 24 and 146 of the S-1.

Dilution, page 89

15. Please expand your disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 92 of the S-1.

Executive Compensation and Director Compensation, page 126

16. Please revise to include the founder shares, private warrants and the anti-dilution adjustment, as well as any shares to be issued to the independent directors as referenced on page 103, as required by Item 1603(a)(6) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 132 of the S-1.

Conflicts of Interest, page 129

17. Please add disclosure of the conflicts of interest relating to the repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of finder’s fees, advisory fees, consulting fees, or success fees for any services rendered for completion of the initial business combination, as referenced on page 30. Lastly, please disclose the potential conflicts of interest arising from the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors, as disclosed on page 7. See Item 1603(b) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see pages 35-36, 107 and 137 of the S-1.

18. Please provide the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see pages 13, 36, and 107 of the S-1.

Sponsor Ownership, page 134

19. Based on the expression of interest of the non-managing sponsor investors, and your disclosure that the non-managing investors will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure in the S-1 to address the Staff’s comment. Please see page 144 of the S-1.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 136

20. Please revise to provide the disclosure in this section in tabular format. Please revise the disclosure in this section to also disclose the lock-up agreement with the underwriter, as discussed on page 173. Please also disclose the certain limited exceptions to these transfer restrictions of the founder shares and the membership interests of the Sponsor, as referenced on page 144. See Item 1603(a)(9) of Regulation S-K.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 146 of the S-1.

21. Please revise to disclose whether the non-managing sponsor investors’ membership interest units are subject to any transfer restrictions, such as a lock up agreement. We note your disclosure on page 16 that except in limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in this section. However, such disclosure does not appear to address the non- managing sponsor investors’ membership interest units in the sponsor.

Response: The Company revised the disclosure in the S-1 to address the Staff’s comment. Please see page 149 of the S-1.

Signatures, page II-5

22. Please include signature lines for the principal financial officer, principal accounting officer or controller and a majority of the directors. See Instructions to Signatures on Form S-1.

Response: The Company revised the signature page of the S-1 to address the Staff’s comment.

Please contact Giovanni Caruso at (212) 407-4066 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc:	Giovanni Caruso

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